SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CORPORATE TAXPAYER’S ID (CNPJ): 43.776.517/0001-80

STATE REGISTRY NUMBER (NIRE): 35.3000.1683-1

SUMMARY OF THE MINUTES OF THE EIGHT HUNDRED AND THIRTY-FOURTH MEETING OF THE BOARD OF DIRECTORS

On December 15, 2016, at 9 a.m., convened by the Chairman of the Board of Directors, Benedito Pinto Ferreira Braga Junior, ordinarily, as provided for in the head of Article 12 of the Bylaws, at the meeting room of the Company's headquarters located at Rua Costa Carvalho No. 300, São Paulo, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP gathered together.

(...)

At this time, pursuant to a request made at the beginning of the meeting by the Board Member Jerônimo Antunes, the Chairman of the Board suspended the session (...)

(...)

On the occasion, the Board Member Arno Meyer requested the floor to formalize to the Board his decision to resign as a Member of SABESP's Board of Directors, thanking for the attention and trust always conferred to him. On behalf of all members of the Board, the Chairman Benedito Braga thanked the participation of the Board Member during the time in which he fulfilled his duties.

On December 23, 2016s the session was resumed (...)

(...)

The minutes, after approved, will be signed by the members of Board of Directors attending the meeting: Benedito Pinto Ferreira Braga Junior, Arno Meyer, Francisco Vidal Luna, Jerônimo Antunes, Jerson Kelman, Luis Eduardo Alves de Assis and Reinaldo Guerreiro.

We declare that the text above is a faithful transcription of the minutes to be drawn up in the Book of Minutes of the Board of Directors.

São Paulo, December 23, 2016.

Benedito Pinto Ferreira Braga Junior	Marialve de S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 26, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.